03015980

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AM
4/1/2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

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SEC FILE NUMBER
8-49806

RECEIVED MAR 18 2003

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Dougall & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
440 South LaSalle Street - CHX Floor
(No. and Street)

Chicago (City) IL (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Freyn (312) 346-1066
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*
Faircloth & Associates, LLC
(Name - if individual, state last, first, middle name)

711 South Dearborn Street - Suite 206 (Address) Chicago (City) IL (State) 60605 (Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in the United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
APR 02 2003
THOMSON FINANCIAL

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AM
4/1/2003

AFFIRMATION

I, Scott Freyn, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Dougall & Associates, Inc. as of December 31, 2002, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature:

Scott Freyn
President

Colleen M. Zimmerman
Notary Public 3-14-03

"OFFICIAL SEAL"
NOTARY PUBLIC STATE OF ILLINOIS
COLLEEN M. ZIMMERMAN
COMMISSION EXPIRES 12/17/06

<u>DOUGALL & ASSOCIATES, INC.</u>

<u>CHICAGO, ILLINOIS</u>

<u>FINANCIAL STATEMENTS</u>

<u>DECEMBER 31, 2002</u>

*

DOUGALL & ASSOCIATES, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

FAIRCLOTH & ASSOCIATES, LLC
ACCOUNTANTS AND AUDITORS
FINANCIAL SERVICES
711 SOUTH DEARBORN STREET
CHICAGO, ILLINOIS 60605

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Dougall & Associates, Inc.

We have audited the accompanying statement of financial condition of Dougall & Associates, Inc. as of December 31, 2002, and the related statements of income, changes in liabilities subordinated to claims of general creditors, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dougall & Associates, Inc. as of December 31, 2002, and its results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit has been made primarily for the purpose of expressing an opinion on the financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Faircloth & Associates, LLC

Chicago, Illinois
February 24, 2003

EXHIBIT A

DOUGALL & ASSOCIATES, INC.

Statement of Financial Condition
December 31, 2002

ASSETS

Cash in Banks		$ 1,499,226
Receivable from brokers and dealers less allowance for doubtful accounts of $32,000		1,075,751
Exchange Deposits (Note 3)		967,000
Chicago Stock Exchange memberships (Note 4)		265,100
Total Assets		$ 3,807,077

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses		$ 378,987
Total Liabilities		$ 378,987
Commitments and contingent liabilities (Note 6)		
Stockholders' equity		
Common stock (Note 8)	$ 1,000	
Retained earnings	3,427,090	
Total Stockholders' Equity		3,428,090
Total Liabilities and Stockholders' Equity		$ 3,807,077

The accompanying notes are an integral part of this financial statement.

EXHIBIT B

DOUGALL & ASSOCIATES, INC.

Statement of Income
for the Year ended December 31, 2002

Revenues		
Brokerage income		$ 6,529,789
Trading income		4,119,363
Interest income		17,075
Other income		773,107
Total Revenues		$ 11,439,334
Expenses		
Compensation and related costs	$ 6,103,450	
Commissions	80,570	
Clearing and exchange fees	280,603	
Execution charges	157,222	
Dividend expense	2,175	
Interest expense	104,216	
Other expenses		
Exchange membership rental	48,026	
All other expenses	463,015	
Total Expenses		7,239,277
Income Before Taxes		$ 4,200,057
Provision for state tax		63,977
Net Income		$ 4,136,080

The accompanying notes are an integral part of this financial statement.

EXHIBIT C

DOUGALL & ASSOCIATES, INC.

Statement of Changes in Stockholders' Equity
for the Year ended December 31, 2002

	Common Stock (Note 8)	Retained Earnings	Total
Balances - January 1, 2002	$ 1,000	$ 3,466,510	$ 3,467,510
Net income for the year		4,136,080	$ 4,136,080
Distributions to Stockholders		(4,175,500)	(4,175,500)
Balance, end of year	$ 1,000	$ 3,427,090	$ 3,428,090

The accompanying notes are an integral part of this financial statement.

EXHIBIT D

DOUGALL & ASSOCIATES, INC.

Statement of Cash Flows
for the Year ended December 31, 2002

Cash provided by (applied to) operating activities	
Net income	$ 4,136,080
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities	
Due from brokers and dealers	78,076
Exchange deposits	(293,876)
Accounts payable and accrued expenses	166,985
Net cash provided by operating activities	$ 4,087,265
Cash provided by (applied to) investing activities	
Acquisition of exchange membership	$ (41,000)
Net cash applied to investing activities	$ (41,000)
Cash provided by (applied to) financing activities	
Distributions to stockholders	(4,175,500)
Net cash applied to financing activities	$ (4,175,500)
Net decrease in cash	$ (129,235)
Cash and cash equivalents at January 1, 2002	1,628,461
Cash and cash equivalents at December 31, 2002	$ 1,499,226
Supplemental disclosure of cash flow information	
Cash paid during the period for interest	$ 104,216
Cash paid during the period for taxes	$ 63,977

The accompanying notes are an integral part of this financial statement.

DOUGALL & ASSOCIATES, INC.

Notes to Financial Statements
December 31, 2002

NOTE 1 - ORGANIZATION

The Company was incorporated December 15, 1996. The Company is a broker-dealer operating as a floor broker on the Chicago Stock Exchange. The Company is a clearing member of the National Securities Clearing Corporation. The Company does not carry customer accounts as defined in rule 15c3-3 of the Securities Act.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition - Securities transactions, commissions and expenses are recorded on trade date.

Mark-to-Market - Securities owned are recorded at market value on trade date.

Exchange Memberships - Exchange memberships are carried at cost.

Cash and Cash Equivalents - For financial Statement purposes, all highly liquid debt instruments with a maturity of three months or less at date of acquisition are considered to be cash equivalents.

Depreciation - Depreciation is recorded using accelerated methods over the useful life of the related assets.

Management's Use of Estimates - The Preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

DOUGALL & ASSOCIATES, INC.

Notes to Financial Statements (Continued)
December 31, 2002

NOTE 3 - EXCHANGE DEPOSITS

The Company is required to maintain deposits with the clearing agencies of the Chicago Stock Exchange. At December 31, 2002 the Company had the following balances in its deposit accounts.

National Securities Clearing Corporation	$ 957,000
Depository Trust Company	10,000
Total Exchange Deposits	$ 967,000

NOTE 4 - EXCHANGE MEMBERSHIPS

The market value of the three Chicago Stock Exchange memberships is approximately $93,000 at the financial statement date.

NOTE 5 - LINE OF CREDIT

The Company has established a $400,000 line of credit with its Banks to finance market making activities. Loans under this arrangement bear interest at the Bank's "Prime Rate", 4.25% December 31, 2002. The loans are collateralized by inventories of securities. There was nothing borrowed under the line of credit at December 31, 2002.

NOTE 6 - COMMITMENTS AND CONTINGENT LIABILITIES

As of December 31, 2002, the Company was leasing four Chicago Stock Exchange memberships. The leases have no expiration date, but can be cancelled by either party to the lease upon thirty days notice to the other party. Lease payments are indexed and adjusted monthly using a formula based upon the sale price of memberships. Seat lease rental expense for 2002 was $48,026.

There were no contingent liabilities at the statement date.

DOUGALL & ASSOCIATES, INC.

Notes to Financial Statements (Continued)
December 31, 2002

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. These financial instruments include corporate securities. The trading of these financial instruments is conducted with other registered broker-dealers. The Company also maintains bank accounts with balances in excess of federally insured limits. The Company's exposure to credit risk associated with counterparty nonperformance on the above financial instruments is limited to the amounts reflected in the statement of financial condition.

Upon occasion the Company enters into short sale transactions. Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at the contracted price, and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance-sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

From time to time the Company maintains bank accounts with balances in excess of federally insured limits. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the amounts reflected in the balance sheet. The Company's bank has provided a bank deposit guaranty bond in the amount of $100,000.00 to cover deposits in excess of the federally insured limits.

NOTE 8 - CAPITAL STOCK

Capital stock consists of

Par value per share	None
Shares authorized	5,000
Shares issued	1,000
Shares outstanding	1,000

NOTE 9 - CAPITAL REQUIREMENTS

The Company is subject to the capital requirement rules of the Chicago Stock Exchange. Company net capital was determined to be $3,036,085 under these rules; this amount exceeded the minimum requirement by $2,936,085 at December 31, 2002.

DOUGALL & ASSOCIATES, INC.

Notes to Financial Statements (Concluded)
December 31, 2002

NOTE 10 - TAX STATUS

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, the financial statements do not include a provision for federal income taxes because the Company does not incur federal taxes. Instead, its earnings and losses are included in the stockholders' personal income tax returns and are taxed based on their personal tax strategies.

The Company incurs state income taxes, and the financial statements include a provision for the state tax effect of transactions reported in the financial statements.

Tax returns filed by the Company have not been examined by taxing authorities.

DOUGALL & ASSOCIATES, INC.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2002

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

Broker or Dealer Dougall & Associates, Inc. as of 12/31/02

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)					$ 3,428,090	3480
2. Deduct: Ownership equity not allowable for net capital						3490
3. Total ownership equity qualified for net capital					3,428,090	3500
4. Add						
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital						3520
B. Other (deductions) or allowable credits (List)						3525
5. Total capital and allowable subordinated liabilities					$ 3,428,090	3530
6. Deductions and/or charges						
A. Total non-allowable assets from: Statement of Financial Condition (Notes B and C)			$ 392,005	3540		
1. Additional charges for customers' and non-customers' security accounts				3550		
2. Additional charges for customers' and non-customers' commodity accounts				3560		
B. Aged fail-to-deliver				3570		
1. Number of Items		3450				
C. Aged short security differences - less reserve of		3460		3580		
number of items		3470				
D. Secured demand note deficiency				3590		
E. Commodity futures contracts and spot commodities proprietary capital charges			-	3600		
F. Other deductions and/or charges				3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)				3615		
H. Total deductions and/or charges					392,005	3620
7. Other additions and/or allowable credits (list)						3630
8. Net capital before haircuts on securities positions					3,036,085	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):						
A. Contractual securities commitments				3660		
B. Subordinated securities borrowings				3670		
C. Trading and investment securities:						
1. Bankers' acceptances, certificates of deposit and commercial paper				3680		
2. U.S. and Canadian government obligations				3690		
3. State and municipal government obligations				3700		
4. Corporate obligations				3710		
5. Stocks and warrants				3720		
6. Options				3730		
7. Arbitrage				3732		
8. Other securities				3734		
D. Undue concentration				3650		
E. Other (list)				3736		3740
10. Net Capital					3,036,085	3750
					OMIT PENNIES	

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

Broker or Dealer Dougall & Associates, Inc. as of 12/31/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)		$ 25,267	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 100,000	3758
13. Net capital requirement (greater of line 11 or 12)		$ 100,000	3760
14. Excess net capital (line 10 less 13)		$ 2,936,085	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)		2,998,186	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition		378,987	3790
17. Add:			
A. Drafts for immediate credit	3800		
B. Market value of securities borrowed for which no equivalent is paid or credited	3810		
C. Other unrecorded amounts (List)	3820	-	3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c)(1)(vii))			3838
19. Total aggregate indebtedness		378,987	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)		12%	3850
21. Percentage of Aggregate Indebtedness to net capital *after* anticipated capital withdrawals (line 19 / line 10 less item 4880 page 11)		12%	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirment pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess net capital (line 10 less 24)		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 / line 17 page 8)		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 / line 17 page 8)		3854
28. Net capital in excess of: 5% of combined aggregate debit items or $120,000		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) / Net Capital		3852

Notes:

(A) The minimum net capital requirements should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness of 2% of aggregate debits if alternative method used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets

DOUGALL & ASSOCIATES, INC.

Reconciliation of Computation of Net Capital
December 31, 2002

The following is a reconciliation and explanation for differences between the audited and unaudited computation of net capital.

	UNAUDITED	DIFFERENCE	AUDITED
Total ownership equity	$3,470,642	$ (42,552) \1	$3,428,090
Deduct equity not allowable	0	0	0
Equity Qualified for Net Capital	$3,470,642	$ (42,552)	$3,428,090
Add:			
Subordinated Liabilities	0	0	0
Other (deductions) credits	0	0	0
Total Capital and Subordinated Debt	$3,470,642	$ (42,552)	$3,428,090
Deductions and/or charges			
Nonallowable assets	392,005	0	392,005
Demand note deficiency	0	0	0
Other deductions/charges	0	0	0
Net Capital Before Haircuts	$3,078,637	$ (42,552)	$3,036,085
Haircuts on Investment Positions	0	0	0
Net Capital	$3,078,637	$ (42,552)	$3,036,085
Net Capital Requirement	100,000	0	100,000
Excess Net Capital	$2,978,637	$ (42,552)	$2,936,085

\1 Difference due to reduction in deposits and receivables.

DOUGALL & ASSOCIATES, INC.

Computation for Determination of Reserve Requirements
for Brokers and Dealers Pursuant to
Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2002

The Company does not clear securities transactions or take possession or control of securities for customers and, therefore, is exempt from the possession or control and reserve requirements of Rule 15c3-3 under the Securities Exchange Act of 1934.

FAIRCLOTH & ASSOCIATES, LLC
ACCOUNTANTS AND AUDITORS
FINANCIAL SERVICES
711 SOUTH DEARBORN STREET
CHICAGO, ILLINOIS 60605

SUPPLEMENTAL REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders
Dougall & Associates, Inc.
Chicago, Illinois

In planning and performing our audit of the financial statements of Dougall & Associates (the"Company") for the year ended December 31, 2002 (on which we issued our report dated February 24, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Stockholders
Dougall & Associates, Inc.
Chicago, Illinois
Page 2

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of the Company's Stockholders, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Faircloth & Associates, LLC

Chicago, Illinois
February 24, 2003